Exhibit 4.14

SERVICE AGREEMENT

This Service Agreement (“Agreement”) is entered into on April. 1st 2019 (“Effective Date”) by and between:

PC Financial Services Private Limited, a India company with an address at Building RZ-2, Pole No.-3, G/F Kapashera, Near HDFC Bank, New Delhi (“PC Financial”), a registered Non-banking Financial Company (NBFC) in India; and

Mobimagic Co., Ltd., a company Incorporated under the laws of the People ‘s Republic of China with its principal place of business at Room 1110-046, A District, No. 1 Building, No.18 East Road, Zhongguancun, Haidlan District, Beijing City (“Mobimagic”).

PC Financial and Mobimagic are individually referred to herein each as a “Party” and collectively as the “Parties.”

In consideration of their mutual promises, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1	“Activity” means the offering of small, unsecured loans to businesses and individuals in the Territory by PC Financial.

1.2	“Business Data” means all end user data and user account details, as well as commercial records, relating to PC Financial operation of the Activity in the Territory

1.3

“Confidential Information” means non-public information that a Party or Its affiliates (“disclosing Party”) discloses to the other Party or its affiliates (“receiving Party”) which is designated as being ‘proprietary’ or ‘confidential’ or which by its nature or the circumstances reasonably ought to be treated as confidential. Confidential Information includes the disclosing Party’s software end prototypes and information relating to the disclosing Party’s business affairs, including business methods, marketing strategies, pricing, competitor Information, product development strategies, and financial results. Confidential Information does not include information which (a) is known by the receiving Party, free of any obligation to keep it confidential; (b) is at the time of disclosure, or thereafter becomes, publicly available through no wrongful act of the receiving Party; (c) Is independently developed by the receiving Party, without relying on or referring to the Confidential Information of disclosing Party; or (d) is approved for release by prior written authorization of the disclosing Party.

1.4	“Marks” means the trademarks and brand names used by the PC Financial to operate the Activity in the Territory.

1.5	“Service Period” means April. 1st 2019 through to March 30, 2020.

1.6	“Services” means the services to be performed by Mobimagic as stated in clause 2.2 of this Agreement in terms of this Agreement during the Service Period.

2.	THE SERVICES

2.1	PC Financial hereby engages Mobimagic to provide Services to PC Financial during the Service Period, and Mobimagic hereby accepts such engagement in order to gain the income from the Territory.

2.2	Mobimagic will provide the system / platform maintenance services and data processing services to PC Financial.

2.3

where required, Mobimagic may assign its employees to India for short durations to support wont for facilitating the rendering of Services and the estimated presence days of those employees in any case will be less than 183 days in the aggregate in any 12 months.

3.	WARRANTIES

3.1

Each Party represents and warrants that it has, and will retain during the Service Period hereof, all right, title and authority to enter into this Agreement, and to perform all of its obligations under this Agreement.

3.2	Mobimagic represents and warrants that,

(a)

Mobimagic is not subject to any Agreement or duty that would be breached by Mobimagic’s entering into or performing Mobimagic’s obligations under this Agreement or that is otherwise inconsistent with this Agreement;

(b)	the Services provided hereunder will not infringe any legal rights or interests of any potential customers or third parties, and will not violate any provision of laws and regulations;
(c)	the Services will be provided in a good and workmanlike manner with at least the same degree of skill and competence normally practiced by professionals providing the same or similar services:
(d)

Mobimagic shall not store or retain and shall not be required to store or retain any information belonging to the PC Financial (passed through the Services) pursuant to this Agreement at any time, save and except the metadata or hashed data collected in full compliance with applicable law and PC Financial’s privacy policy and solely for the purpose of invoicing .and billing PC Financial;

(e)	on the Effective Date and during the Service Period of this Agreement it will conduct its business in accordance with applicable law and without violating the rights of any third party.
(f)	It will not intend to access to the data relating to Indian operations of the PC Financial except for the data passing through Services.
(g)

neither Mobimagic, nor any Individual holding any direct or indirect Interest in Mobimagic, is listed on the U.S. Specially Designated Nationals (SDN) List or Consolidated Sanction List (ref. https://sanctionssearch.ofac.treas.govn), nor is Mobimagic otherwise associated with any of the listed individuals or organizations; and

(h)

in connection with performance of the Services In the Territory, as well as its performance of this Agreement, Mobimagic and its affiliates will not violate any provision of the US Foreign Corrupt Practices Act, the UK Bribery Ad., or any anti-corruption related laws in the Territory.

3.3	PC Financial represents and warrants that on the Effective Date and during the Service Period of this Agreement:

(a)	it will conduct its business in Territory in accordance with applicable law and without violating the rights of any third party; and

(b)

in connection with the conduct of its business in Territory, as well as its performance of this Agreement, PC Financial and Its affiliates will not violate any provision of the US Foreign Corrupt Practices Act, the UK Bribery Act, or any anti-corruption related laws in the Territory.

3.4

Except as set forth in this Section 3, the Parties and their suppliers disclaim all warranties, either express or implied, statutory or otherwise, inducing without limitation warranties of functionality, merchantability, fitness for a particular purpose.

4.	RIGHTS AND OBLIGATIONS

4.1	PC Financial shall pay a monthly Fee to Mobimagic in accordance with this Agreement and within the timeline as permitted under the prevailing India regulations.

4.2

PC Financial shall be responsible for acquiring the technical equipment necessary for receiving the Service, and shall also in other respects bear its own costs in the carrying out of any activities relating to its own products and software applications.

4.3

Mobimagic warrants that the Services provided hereunder will not infringe any legal rights and interests of any potential customers and third parties, and will not violate any provision of laws and regulations. The Services it provides pursuant to the Agreement will be provided in a good and workmanlike manner with at least the same degree of skill and competence normally practiced by professionals providing the same or similar services and PC Financial has the right to continuous review and assesses the Services provided by Mobimagic and give its necessary suggestions towards the Services. Mobimagic may take necessary corrective measures of its Services according to PC Financial’s requirements.

4.4

PC Financial shall maintain an updated privacy policy and consent driven architecture, to ensure that it has adequate approvals from the concerned persons, entities and/or authorities as required by law to access, collect, store and transmit personal data of any entity using the Services. The Parties hereby agree and confirm, and Mobimagic. warrants, that Mobimagic shall not store or retain and shall not be required to store or retain any information belonging to the PC Financial (passed through the Services) pursuant to this Agreement at any time, save and except the records of transactions just for the purpose of Invoicing and billing the PC Financial. Mobimagic warrants that it will not take any action, or collect any data, which causes a breach of applicable law or PC Financial’& privacy policy and consent driven architecture. Subject to the foregoing as wen as Mobimagic’s obligations under this Agreement, Mobimagic shall not in any manner be held or be responsible or liable for any unforeseen contingency, claims, liabilities, demands. losses, damages or expenses arising due to absence of storage or retention of any PC Financial data which shall be the sole responsibility of PC Financial .

4.5

According to this Agreement, the Services provided by the Mobimagic are only for PC Financial’s reference, it does not constitute any recommendation or decision. Any judgments, inferences or views made by PC Financial on the basis of the Information provided by the Mobimagic do not represent the positions and opinions of the Mobimagic. PC Financial shall be responsible for data security management and confidentiality responsibilities. According to this agreement, Mobimagic shall not be responsible for the usage and consequences of the data information acquired by PC Financial.

4.6	PC Financial shall not, directly or Indirectly:
(a)	remove any proprietary notices or labels;
(b)	make the Services available to any third party without the prior written consent of the Mobimagic, other than the authorized users In furtherance of the Activity;
(c)	falsely imply any sponsorship or association with Mobimagic;
(d)	use the Services to send unsolicited communications junk mail, spam, pyramid schemes or other forms of duplicative or unsolicited messages;
(e)	use the Services to store or transmit any content that infringes upon any person’s intellectual property rights
(f)	use the Services to knowingly post, transmit, upload, link to, send or store any viruses, malware, Trojan horses or any other similar harmful software; or
(g)	knowingly use the Services in violation of this Agreement.

4.7

Data protection. Each Party agrees to comply with all applicable data protection and privacy laws arising from its obligations, if any, under the Agreement and to reasonably co-operate with the other Party in order to allow the other Party to comply with any laws as deemed necessary from time to time. Each Party shall treat all data, information relating to Services, including but not limit to the customer personal data, as confidential. Each party warrants that it shall take appropriate technical and organizational measures against unauthorized or unlawful processing of personal data and against accidental loss or destruction of, or damage to, the personal data of the other party.

4.8

Both Parties acknowledge and confirm that the Reserve Bank of India (hereafter “RBI”) or persons authorized by it has right to access and inspect the PC Financial’s documents, records of Service transactions and other necessary information related to the Services or Activity given to, stored or processed by Mobimagic within a reasonable time.

5.	INTELLECTUAL PROPERTY RIGHTS

5.1

Nothing in this Agreement shall be construed as transferring the Intellectual Property Rights of either Party or its suppliers to the other Party. For the avoidance of doubt: (a) all Intellectual Property Rights In and to the Marks and the Business Data shall remain the property of PC Financial or its Affiliates as the case may be. Mobimagic acknowledges that it shall acquire no proprietary rights whatsoever in and to the Marks used in the Activity or the Business Data generated by the Activity, which shall remain the sole and exclusive property of PC Financial and Its Affiliates for their unlimited exploitation and all use and acquired goodwill shall inure to PC Financial and its Affiliates’ sole benefit.

6.	COMPENSATION AND EXPENSES

6.1

Subject to the terms and conditions of this Agreement. PC Financial shall pay to Mobimagic a fixed service fee in the amount of 970,000 United States Dollars (USD 970,000) for each month (the “Fee”) within the timeline as permitted under the prevailing India regulations. It is stipulated in this Agreement that Mobimagic will send an invoice to PC Financial on monthly basis according to the progress of the service. After PC Financial confirms that invoice contents are correct, PC Financial shall pay within 45 days after confirming thus.

6.2	The payment is effected by means of bank transfer to the account specified In Mobimagic’s invoice.

6.3

The Fee provided is exclusive of Goods and Service Tax (GST) which may be levied under Reverse Charge Mechanism. Any respective taxes for each party will be the responsibility by each party. If law requires that taxes be withheld PC Financial shall (a) deduct those taxes from the Fee; (b) pay the taxes to the proper governmental body; (c) send evidence of the obligation and proof of tax payment to Mobimagic; (d) remit the Fee amount, after deductions and withholding; and (e) cooperate with Mobimagic to obtain refunds of such taxes if there Is any preferential tax treatment available.

6.4	The Fee may be changed by mutual agreement in writing between Mobimagic and PC Financial according to the service content, complexity of services involved or arm’s length principles.

6.5

In case of any complaint about using the Services as set out in this Agreement PC Financial shall raise the problems within 20 business days after getting Mobimaigc’s invoice. Both Parties shall engage in reasonable efforts to negotiate and solve the problems together. If the cause of the difference remains undetermined after the aforesaid efforts of the Parties, an independent third party, (e.g., external auditors) may be employed to give an inspection. The costs arising out of the third- party inspection shall be borne by the Parties according to their respective faults.

7.	CONFIDENTIALITY & PUBLICITY

Neither Party shall disclose the other Party’s Confidential Information to any third party or use Confidential Information for any purpose other than fur the proper fulfillment of this Agreement. Each Party undertakes to safeguard the Confidential Information of the other Party with the same degree of care as it would apply to Its own Confidential Information and, in any case, with no less than reasonable care. Such obligations will survive the expiration of this Agreement for a period of five (5) years.

8.	INDEMNIFICATION

8.1

PC Financial shall defend at its own expense and indemnify Mobimagic against any cost, loss or damage arising out of any claim, demand, suit or action (“Action”) brought against Mobimagic by a third party to the extent that such Action is related to PC Financial’s breach of this Agreement. Mobimagic will promptly inform PC Financial in writing of any such Action and will co-operate in the defence and/or settlement of the Action. PC Financial agrees that in negotiating any settlement, it shall act reasonably and shall obtain Mobimagic’s prior, written consent which consent shall not be unreasonably withheld.

8.2

Mobimagic shall indemnify and hold harmless PC Financial and its officers, direct0l8 and Affiliates, (“PCF Indemnified Parties”) against any cost, penalty, loss or damage arising out of or related to the Services, or Mobimagic’s breach of this Agreement or applicable law. PC Financial will promptly inform Mobimagic in writing of any such Action and will co-operate in the defence and/or settlement of the Action. Mobimagic agrees that in negotiating any settlement, it shall act reasonably and shall obtain PC Financial’s prior, written consent which consent shall not be unreasonably withheld.

8.3

Neither Party shall be liable to the other Party in contract, tort or otherwise, whatever the cause, for any loss of profit, business or goodwill or any indirect, incidental or consequential costs, damages or expenses of any kind, except for such loss attributable to breach of confidentiality.

9.	TERM & TERMINATION

9.1

The Agreement shall commence on the Effective Date and continue in effect for the Service Period, unless terminated earlier as provided in this Section. This Agreement is a memorialization of an earlier oral Agreement and shall be deemed to apply for the entire Service Period. The Agreement may be extended or renewed by the Parties in a writing executed by authorized representatives of each of the Parties.

9.2

This Agreement may be terminated by either Party prior to the end of the Service Period if the other Party is in material breach of any tem, or condition of this Agreement and such breach la not remedied for a period of thirty (30) days after the Party in breach has been notified In writing of such breach by the other Party.

9.3

This Agreement terminates automatically, with no further act or action of either Party, if: (a) so required by applicable law or regulations; or (b) a receiver is appointed for a Party or its property, a Party makes an assignment for the benefit of its creditors, goes bankrupt or is liquidated or dissolved.

9.4	Upon termination or expiration of this Agreement
(i)

Each Party shall return to the other Party or destroy (If so authorized in writing by the other Party) any Confidential information in the Party’s possession or control, and cause an officer to certify in writing to the other Party that it has done so;

(ii)	Each Party’s rights to be paid and each Party’s obligations to pay all amounts due hereunder, as well as Sections 3 through 10 shall survive termination of this Agreement.

10.	MISCELLANEOUS

10.1

The Parties to this Agreement are independent contractors. Nothing in this Agreement is intended or should be construed to create an agency, partnership, Joint venture, or employer-employee relationship between PC Financial and Mobimagic. Either Party will represent itself to be an employee or agent of the other Party or enter into any agreement on the other Party’s behalf or in the other Party’s name. Each Party will retain full control over the manner and means by which it conducts its business and neither Party will be entitled to waive any entitlement to workers’ compensation, disability, retirement, insurance, stock options or any other benefits afforded to its employees.

10.2

IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, EXEMPLARY, SPECIAL, OR INCIDENTAL DAMAGES ARISING FROM OR RELATING TO THIS AGREEMENT. NEITHER PARTIES’ TOTAL CUMULATIVE LIABILITY IN CONNECTION WITH THIS AGREEMENT, WHETHER IN AGREEMENT OR TORT OR OTHERWISE, WILL NOT EXCEED THE AGGREGATE AMOUNT OF FEES AND EXPENSES OWED BY PC FINANCIAL TO MOBIMAGIC FOR SERVICES PERFORMED UNDER THIS AGREEMENT.

10.3

This Agreement (and any question about its subsistence, effect or termination) is to be interpreted in accordance with the laws of India, save for that body of law which governs the conflict of laws. The courts of New Delhi shall have exclusive jurisdiction to settle any dispute between the Parties whether arising In connection with this agreement or otherwise. In the event of any dispute with respect to the construction, execution and performance of the provisions of this Agreement, such dispute shall be settled by arbitration in accordance with the Arbitration and Conciliation Act, 1996 and rules made thereunder in force as on that date. The arbitration shall be carried out in English language and the venue/seat of arbitration shall be New Delhi. The Arbitration award shall be final and binding on the parties.

10.4

If any provision of this Agreement is, for any reason, held to be Invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

10.5

This Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by a Party without the other Party’s express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

10.6

All waivers must be in writing and signed by the Party to be charged. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

10.7

This Agreement is the final, complete, and exclusive agreement of the Parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the Parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the Party to be charged.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

PC Financial Services Private Limited	Mobimagic Co., Ltd.

Signed:/s/ Mars Zhang	Signed:/s/ Jiaojiao Liu
Name: Mars Zhang	Name: Jiaojiao Liu
Title: Chief Executive Officer	Title: Authorized Signatory